UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sun American Bancorp

 (Name of Issuer)

Common Stock, $0.025 par value

 (Title of Class of Securities)

86664A202

 (CUSIP Number)

April 24, 2009

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86664A202	13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin Stein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,141 (including currently exercisable warrants to purchase 24,000 shares of common stock)
	6	SHARED VOTING POWER 802,877 (including currently exercisable warrants to purchase 70,000 shares of common stock)
	7	SOLE DISPOSITIVE POWER 356,141 (including currently exercisable warrants to purchase 24,000 shares of common stock)
	8	SHARED DISPOSITIVE POWER 802,877 (includes currently exercisable warrants to purchase 70,000 shares of common stock)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,018
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 86664A202	13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edith Stein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 802,877 (including currently exercisable warrants to purchase 70,000 shares of common stock)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 802,877 (includes currently exercisable warrants to purchase 70,000 shares of common stock)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,877
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 86664A202	13G/A	Page 4 of 8 Pages

Item 1.

(a)

Name of Issuer:

Sun American Bancorp

(b)

Address of Issuer’s Principal Executive Offices:

9293 Glades Road

Boca Raton, FL 33434

Item 2.

(a)

Name of Persons Filing:

Martin Stein

Edith Stein

(b)

Address of Principal Business Office or, if none, Residence:

21331 Greenwood Court

Boca Raton FL, 33433

(c)

Citizenship:

United States

(d)

Title of Class of Securities:

Common Stock, $0.025 par value

(e)

CUSIP Number:  86664A202

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 86664A202	13G/A	Page 5 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  See generally, the responses to Item 9 on the attached cover pages.

Beneficial ownership of 1,159,018 shares of common stock includes the following: 732,877 shares of common stock held directly by Martin Stein, jointly with his spouse Edith Stein, 14,200 shares of common stock held by the Martin Stein Living Trust over which Mr. Stein has sole voting and dispositive power, 290,608 shares of common stock held by the Edith and Martin Stein Charitable Trust over which Mr. Stein has sole voting and dispositive power, 27,333 shares of common stock held by the Edith Stein Trust over which Mr. Stein has sole voting and dispositive power and warrants exercisable into an aggregate of 94,000 shares of common stock, of which warrants exercisable into 70,000 shares of common stock are owned by Martin Stein, jointly with his spouse Edith Stein, and of which warrants exercisable into 24,000 shares of common stock are owned solely by Martin Stein.

(b)

Percent of class:

9.9% - Martin Stein

6.8% - Edith Stein

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

356,141 - Martin Stein

0 - Edith Stein

(ii)

Shared power to vote or to direct the vote:

802,877 -  Martin Stein

802, 877 - Edith Stein

(iii)

Sole power to dispose or to direct the disposition of:

356,141 - Martin Stein

0 - Edith Stein

(iv)

Shared power to dispose or to direct the disposition of:

802,877 -  Martin Stein

802, 877 - Edith Stein

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 86664A202	13G/A	Page 6 of 8 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86664A202	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2009

By:	MARTIN STEIN
Martin Stein

By:	EDITH STEIN
Edith Stein

CUSIP No. 86664A202	13G/A	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit Number	Exhibit
99.1	Joint Filing Agreement